UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Wilhelmina International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

968235 101

(CUSIP Number)

Brad Krassner, 31 E Rivo Alto, Miami Beach, Florida 33139, (305) 610-4793

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 November  18, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 7 Pages)

CUSIP No. 968235 101	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSON

	KRASSNER FAMILY INVESTMENTS LIMITED PARTNERSHIP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☒
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO; PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		30,599,575

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,599,575

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	30,599,575

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*

	PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 968235 101	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSON

	KRASSNER INVESTMENTS, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☒
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO; PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		30,599,575

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,599,575

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	30,599,575

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*

	CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 968235 101	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSON

	Brad Kassner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☒
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO; PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		30,599,575

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,599,575

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	30,599,575

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*

	IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 5 of 7 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed jointly by the undersigned, Krassner Family Investments Limited Partnership, a Nevada limited partnership (“KFILP”), Krassner Investments, Inc., a Nevada corporation, and Brad Krassner, an individual (the “Reporting Persons”), relating to shares of the Common Stock (“Common Stock”) of Wilhelmina International, Inc., a Delaware corporation (“Issuer”). This Amendment amends the Schedule 13D as specifically set forth below.

Item 3.                      Source and Amount of Funds and Other Consideration.

Item 3 is amended and restated to read in its entirety as follows.

On February 17, 2009, 30,464,515 shares of Common Stock were issued to KFILP by the Issuer in connection with the closing of the Acquisition Agreement (as defined in the Reporting Person’s original Schedule 13D).  Such shares of Common Stock were issued to KFILP as partial consideration for the acquisition of all the outstanding securities of Wilhelmina International, Ltd. and its affiliated companies by the Issuer.  Between March 13, 2009 and June 17, 2009, KFILP acquired 135,242 additional shares of Common Stock on the open market using personal funds of KFILP.

Item 4.                      Purpose of Transaction.

The last paragraph of Item 4 is amended and restated to read as follows:

The Reporting Persons now intend to effect changes in the present Board of Directors and management of the Issuer. The Reporting Persons are coordinating efforts in this regard with Dieter Esch and Lorex Investments AG, a Swiss corporation controlled by Mr. Esch (“Lorex”). Lorex and Mr. Esch (together, the “Esch Interests”) own beneficially 30,882,553 shares of Common Stock, representing approximately 23.9% of the issued and outstanding Common Stock of Issuer. The Reporting Persons and the Esch Interests may comprise a ‘group’ for purposes of Schedule 13D filing requirements, and are filing separate amendments to their respective Schedules 13D pursuant to SEC Regulations Section 240.13d-1(k)(2).  The Reporting Persons and the Esch Interests have designated Dieter Esch and Brad Krassner as members of the Issuer’s Board of Directors pursuant to rights described in the Reporting Persons’ and Esch Interests’ original Schedules 13D, to replace directors originally designated by them who have resigned. The Reporting Persons and Esch Interests also intend to nominate candidates for election to the Board. The Reporting Persons and the Esch Interests may also seek to effect changes in the current capitalization of the Issuer, which could involve loans to or the acquisition of securities of the Issuer by the Reporting Persons, the Esch Interests or other current stockholders of the Issuer, and may consider other transactions or proposals that are believed to be beneficial to the Issuer.

None of KFILP, KII or Brad Krassner has any current plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (c) except as described above, any material change in the Issuer’s business or corporate structure; (d) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person; (e) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (f) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (g) any similar action to those enumerated above.

Page 6 of 7 Pages

Item 5.                      Interest in Securities of the Company.

Item 5 is amended and restated to read as follows:

(a)           The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 129,440,752 shares outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q-K filed on November 17, 2009.

As of the filing date of this Amendment, KFILP beneficially owned 30,599,575 shares of Common Stock, representing approximately 23.6% of the issued and outstanding Common Stock of the Issuer.

KII, as the general partner of KFILP, may also be deemed to beneficially own the 30,599,575 shares of Common Stock beneficially owned by KFILP.

Mr. Krassner, as the President of KII, the general partner of KFILP, may also be deemed to beneficially own the 30,599,575 shares of Common Stock beneficially owned by KFILP.

The Reporting Persons and the Esch Interests together own beneficially 61,422,128 shares of Common Stock, representing approximately 47.5% of the issued and outstanding Common Stock of the Issuer.

(b)           By virtue of his position with KII, the general partner of KFILP, Mr. Krassner, through KII, has the sole power to vote and dispose of the shares of Common Stock beneficially owned by KFILP reported in this Statement.

(c)           There have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   November 20, 2009

Krassner Family Investments Limited Partnership
By: Krassner Investments, Inc., its general partner

By:	/s/ Brad Krassner
Name:	Brad Krassner
Title:	President

Krassner Investments, Inc.

By:	/s/ Brad Krassner
Name:	Brad Krassner
Title:	President

/s/ Brad Krassner
Brad Krassner